Filed by Lotus Technology Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: L Catterton Asia Acquisition Corp.

Commission File No.: 001-40196

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of January 31, 2023, by and among Lotus Technology Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), L Catterton Asia Acquisition Corp, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), and the shareholders of SPAC set forth on Schedule A hereto (each, a “Founder Shareholder” and collectively, the “Founder Shareholders”).

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) dated as of the date hereof, entered into by and among the Company, Lotus Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), Lotus EV Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 2”), and SPAC, pursuant to which, among other things, (i) Merger Sub 1 will merge with and into SPAC, with SPAC surviving the First Merger as a wholly owned subsidiary of the Company (the “First Merger”), and (ii) SPAC will merge with and into Merger Sub 2, with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of the Company (the “Second Merger” and together with the First Merger, collectively, the “Mergers”);

WHEREAS, each Founder Shareholder is, as of the date of this Agreement, the sole beneficial and legal owner (except with respect to the Owned Shares of Sponsor, of which the general partner of Sponsor is also a beneficial owner) of (a) the number of SPAC Class B Shares, and (b) the number of SPAC Warrants, in each case, set forth opposite such Founder Shareholder’s name on Schedule A hereto (with respect to such Founder Shareholder, all such securities set forth in clauses (a) and (b), being collectively referred to herein as its “Owned Shares”; and the Owned Shares and any other SPAC Securities (or any securities convertible into or exercisable or exchangeable for SPAC Securities) acquired by such Founder Shareholder after the date of this Agreement and during the term of this Agreement, being collectively referred to herein as the “Subject Shares” of such Founder Shareholder; and such SPAC Class B Shares beneficially owned by Sponsor as of the date of this Agreement, being referred to herein as the “Sponsor Shares”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Company and SPAC have requested that each Founder Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I
Representations and Warranties of Founder Shareholders

Each Founder Shareholder hereby represents and warrants to the Company and SPAC as follows:

1.1            Corporate Organization. Such Founder Shareholder, if an entity, has been duly formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation or registration and has the requisite power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

1.2            Due Authorization. Such Founder Shareholder, if an entity, has all requisite power and authority, and if an individual, has full legal capacity, right and authority, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If such Founder Shareholder is an entity, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate or equivalent proceeding on the part of such Founder Shareholder is necessary to authorize the execution and delivery of this Agreement or such Founder Shareholder’s performance hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Founder Shareholder and, assuming due authorization and execution by each other party hereto, constitutes a legal, valid and binding obligation of such Founder Shareholder, enforceable against such Founder Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

1.3            Governmental Authorities; Consents. No consent of or with any Governmental Authority on the part of such Founder Shareholder is required to be obtained or made in connection with the execution, delivery or performance by such Founder Shareholder of this Agreement or the consummation by such Founder Shareholder of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications would not reasonably be expected to prevent, impede or, in any material respect, delay or adversely affect the execution and performance by such Founder Shareholder of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

1.4            No-Conflict. The execution, delivery and performance by such Founder Shareholder of this Agreement do not and will not (a) if such Founder Shareholder is an entity, contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of such Founder Shareholder, (b) contravene or conflict with or result in a violation of any provision of any Law or Governmental Order binding upon or applicable to such Founder Shareholder or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which such Founder Shareholder is a party, or (d) result in the creation or imposition of any Encumbrance on any properties or assets of such Founder Shareholder, except in the case of each of clauses (b) through (d) that do not, and would not reasonably be expected to, prevent, impede or, in any material respect, delay or adversely affect the performance by such Founder Shareholder of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

1.5            Subject Shares. Subject to any Transfer permitted under Section 4.2, such Founder Shareholder is the sole legal and beneficial owner of the Subject Shares (except with respect to the Subject Shares of Sponsor, of which the general partner of Sponsor is also a beneficial owner), and all such Subject Shares are owned by such Founder Shareholder free and clear of all Encumbrances, other than Encumbrances pursuant to this Agreement, the other Transaction Documents, the Organizational Documents of SPAC, the Letter Agreement (as defined below) and any applicable securities Laws. Such Founder Shareholder does not legally or beneficially own any shares or warrants of SPAC other than the Subject Shares. Such Founder Shareholder has the sole right to vote the Subject Shares (to the extent such securities have voting rights), and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by (i) this Agreement and (ii) the Letter Agreement, dated as of March 10, 2021, among SPAC, LCA Acquisition Sponsor, LP, a Cayman Islands exempted limited partnership (“Sponsor”) and SPAC’s officers and directors (the “Letter Agreement”).

1.6            Acknowledgement. Such Founder Shareholder understands and acknowledges that each of the Company and SPAC is entering into the Merger Agreement in reliance upon such Founder Shareholder’s execution and delivery of this Agreement. Such Founder Shareholder has received a copy of the Merger Agreement and is familiar with the provisions of the Merger Agreement.

1.7            Absence of Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of such Founder Shareholder, threatened against, such Founder Shareholder or any of such Founder Shareholder’s properties or assets (including such Founder Shareholder’s Owned Shares) that could reasonably be expected to prevent, delay or impair the ability of such Founder Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

1.8            Adequate Information. Such Founder Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement, and has independently and without reliance upon SPAC or the Company and based on such information as such Founder Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Founder Shareholder acknowledges that SPAC and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement or the Merger Agreement. Such Founder Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Founder Shareholder are irrevocable and shall only terminate pursuant to Section 6.2 hereof.

1.9            Restricted Securities. Such Founder Shareholder understands that the Company Ordinary Shares to be held by it immediately following the consummation of the Mergers will be “restricted securities” under applicable U.S. federal and state securities Laws and, if such Founder Shareholder is an affiliate of the Company, “control securities” as such term is used under Rule 144 promulgated under the Securities Act, and that, pursuant to these Laws, such Founder Shareholder must hold such Company Ordinary Shares indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available, and that any certificates or book entries representing the Company Ordinary Shares shall contain a legend to such effect.

1.10            Additional Representations and Warranties of Individual Founder Shareholder. Such Founder Shareholder, if an individual, (a) is not a minor, and is of full age and sound mind; and (b) has such knowledge and experience in financial and business matters that he or she is capable of evaluating the risks of the transactions contemplated by this Agreement and the other Transaction Documents.

Article II
Representations and Warranties of SPAC

SPAC hereby represents and warrants to each Founder Shareholder and the Company as follows:

2.1            Corporate Organization. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

2.2            Due Authorization. SPAC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of SPAC and no other corporate or equivalent proceeding on the part of SPAC is necessary to authorize the execution and delivery of this Agreement or SPAC’s performance hereunder or to consummate the transactions contemplated hereby (except that the SPAC Shareholders’ Approval is a condition to the respective obligations of each party to the Merger Agreement to consummate the Mergers). This Agreement has been duly and validly executed and delivered by SPAC and, assuming due authorization and execution by each other party hereto, constitutes a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

2.3            No-Conflict. Subject to Section 4.5 of the SPAC Disclosure Letter and obtaining the SPAC Shareholders’ Approval, the execution, delivery and performance by SPAC of this Agreement and the consummation of the transactions by SPAC contemplated hereby do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of SPAC, (b) contravene or conflict with or result in a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to SPAC or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which SPAC is a party, or (d) result in the creation or imposition of any Encumbrance upon any of the properties or assets of SPAC (including the Trust Account), except in the case of each of clauses (b) through (d) that do not, and would not reasonably be expected to, prevent, impede or, in any material respect, delay or adversely affect the performance by SPAC of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Article III
Representations and Warranties of the Company

The Company hereby represents and warrants to each Founder Shareholder and SPAC as follows:

3.1            Corporate Organization. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

3.2            Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the Company’s performance hereunder (except that the Company Shareholders’ Approval is a condition to the respective obligations of each party to the Merger Agreement to consummate of the Transactions). This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.3            No-Conflict. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, (a) contravene or conflict with, violate any provision of, trigger shareholder rights that have not been duly waived under, or result in the breach of the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, Material Permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contracts to which the Company is a party, or (d) result in the creation or imposition of any Encumbrance on any properties or assets or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Encumbrance), except in the case of clauses (b) through (d) above that do not, and would not reasonably be expected to prevent, impede or, in any material respect, delay or adversely affect the performance by the Company of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Article IV
Agreement to Vote; Certain Other Covenants of Founder Shareholders

Each Founder Shareholder covenants and agrees during the term of this Agreement as follows:

4.1            Agreement to Vote.

(a)            In Favor of the SPAC Shareholders’ Approval. From the date of this Agreement until the date of termination of this Agreement, at any meeting of SPAC Shareholders called to seek the SPAC Shareholders’ Approval or SPAC Shareholder Extension Approval, including any extraordinary general meeting (as defined in the SPAC Charter), or at any adjournment thereof or postponement thereof, or in connection with any written consent or written resolutions of SPAC Shareholders (or any of them) or in any other circumstances upon which a vote, consent or other approval with respect to the Transactions, the Merger Agreement or any other Transaction Documents is sought, such Founder Shareholder shall (i) if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by proxy, withholding class vote and/or written consent or written resolutions, if applicable) the Subject Shares in favor of granting the SPAC Shareholders’ Approval or the SPAC Shareholder Extension Approval or, if there are insufficient votes in favor of granting the SPAC Shareholders’ Approval or the SPAC Shareholder Extension Approval, in favor of the adjournment or postponement of such meeting of SPAC Shareholders to a later date.

(b)            Against Other Transactions. From the date of this Agreement until the date of termination of this Agreement, at any meeting of SPAC Shareholders or at any adjournment or postponement thereof, or in connection with any written consent or written resolutions of SPAC Shareholders (or any of them) or in any other circumstances upon which such Founder Shareholder’s vote, consent or other approval is sought, such Founder Shareholder shall (i) if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, (ii) vote (or cause to be voted) the Subject Shares (including by proxy, withholding class vote and/or written consent or written resolutions, if applicable) against (v) any business combination agreement, merger agreement or merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC or any public offering of any Equity Securities of SPAC (other than the Merger Agreement, the First Merger and the Transactions), (w) other than in connection with the Transactions, any SPAC Acquisition Proposal, (x) allowing SPAC to execute or enter into, any agreement related to a SPAC Acquisition Proposal other than in connection with the Transactions, or (y) any amendment of Organizational Documents of SPAC (other than in connection with the Transactions), or entering into any agreement or agreement in principle or other proposal or transaction involving SPAC, which amendment, agreement or other proposal or transaction would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by SPAC of, result in the termination or failure to consummate of, or nullify any provision of, the Merger Agreement or any other Transaction Document, the Transactions or change in any manner the voting rights of any class of SPAC’s share capital.

(c)            Revoke Other Proxies. Such Founder Shareholder represents and warrants that any proxies or powers of attorney heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies or powers of attorney have been or are hereby revoked, other than the voting and other arrangements under the Letter Agreement.

(d)            Irrevocable Proxy and Power of Attorney. Such Founder Shareholder hereby unconditionally and irrevocably grants to, and appoints, the Company and any individual designated in writing by the Company, and each of them individually, as such Founder Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Founder Shareholder, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares, in a manner consistent with Section 4.1(a). Such Founder Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Founder Shareholder’s execution and delivery of this Agreement. Such Founder Shareholder hereby affirms that the irrevocable proxy and power of attorney set forth in this Section 4.1(d) are given in connection with the execution of the Merger Agreement, and that such irrevocable proxy and power of attorney are given to secure a proprietary interest and may under no circumstances be revoked. Such Founder Shareholder hereby ratifies and confirms all that such irrevocable proxy and power of attorney may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY AND POWER OF ATTORNEY IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT (AS REVISED) OF THE CAYMAN ISLANDS. The irrevocable proxy and power of attorney granted hereunder shall automatically terminate upon the termination of this Agreement.

4.2            No Transfer. From the date of this Agreement until the date of termination of this Agreement, such Founder Shareholder shall not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a) to (c), collectively, “Transfer”), other than pursuant to the Mergers, (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in this Agreement, any existing voting arrangements expressly forth in the Letter Agreement, the Merger Agreement or other Transaction Documents, (iii) take any action that would reasonably be expected to make any representation or warranty of such Founder Shareholder herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling any Founder Shareholder from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, such Founder Shareholder may make Transfers of the Subject Shares (A) pursuant to this Agreement, (B) upon the consent of the Company and SPAC, (C) in the case of an individual, by gift to a member of one of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, (D) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual, (E) in the case of an individual, pursuant to a qualified domestic relations order, (F) in the case of an individual, pursuant to a charitable gift or contribution, and (G) in the case of an entity, by virtue of such Founder Shareholder’s Organizational Documents upon liquidation or dissolution of such Founder Shareholder; provided that, in each case of clauses (A) through (G), the power to vote (including, without limitation, by proxy or power of attorney) and otherwise fulfill such Founder Shareholder’s obligations under this Agreement is not relinquished or prior to, and as a condition to the effectiveness of any such Transfer, such transferee shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and SPAC, agreeing to be bound by this Agreement to the same extent as such Founder Shareholder was with respect to such transferred Subject Shares; provided, further, that in the case of clauses (D), (E) or (F), the transferee will not be required to assume voting obligations if the transferee’s assumption of such obligations would violate any applicable Laws, including any securities Laws, or would reasonably be expected to materially delay or impede the Registration Statement or Proxy Statement being declared effective under the Securities Act. Any action attempted to be taken in violation of the preceding sentence will be null and void.

4.3            Waiver of Appraisal and Dissenters’ Rights. Each Founder Shareholder hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ rights under Section 238 of the Cayman Act and any other similar statute in connection with the Transactions and the Merger Agreement.

4.4            Waiver of Anti-Dilution Protection. Such Founder Shareholder hereby waives, and agrees not to exercise, assert or claim, to the fullest extent permitted by applicable Law, the ability to adjust the Initial Conversion Ratio (as defined in the SPAC Charter) pursuant to Article 26 of the SPAC Charter in connection with the Transactions.

4.5            No Redemption. Such Founder Shareholder irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, such Founder Shareholder shall not elect to cause SPAC to redeem any Subject Shares now or at any time legally or beneficially owned by such Founder Shareholder, or submit or surrender any of its Subject Shares for redemption, in connection with the Transactions.

4.6            New Securities. In the event that prior to the Closing (a) any SPAC Securities or other securities are issued or otherwise distributed to such Founder Shareholder, including, without limitation, pursuant to any share dividend or distribution, or any change occurs in any of the SPAC Securities or other share capital of SPAC by reason of any share subdivision, recapitalization, combination, reverse share split, consolidation, exchange of shares or the like, (b) such Founder Shareholder acquires legal or beneficial ownership of any SPAC Securities after the date of this Agreement, including upon exercise of options or warrants, settlement of restricted share units or capitalization of working capital loans, or (c) such Founder Shareholder acquires the right to vote or share in the voting of any SPAC Securities after the date of this Agreement (collectively, the “New Securities”), the term “Subject Shares” shall be deemed to refer to and include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

4.7            Sponsor Letter Agreement. Each of the Founder Shareholders and SPAC hereby agree that (a) from the date hereof until the termination of this Agreement, none of them shall, or shall agree to, amend, modify or vary the Letter Agreement, except as otherwise provided for under this Agreement, the Merger Agreement or any other Transaction Document or with the prior written consent of the Company; and (b) the Lock-Up Restrictions (as defined below) shall supersede the lock-up provisions applicable to Founder Shares (as defined in the Letter Agreement) contained in Section 5 of the Letter Agreement.

4.8            Sponsor Affiliate Agreements. Each of the Founder Shareholders and SPAC hereby agrees that each agreement in effect as of the First Effective Time between SPAC, on the one hand, and Sponsor or any of Sponsor’s Affiliates (other than SPAC) or any other Founder Shareholder, on the other hand (but excluding any Transaction Document and the Letter Agreement) (such agreements, collectively, the “Sponsor Affiliate Agreements”) will be terminated effective as of the First Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of any of any Founder Shareholder or SPAC; provided that, if there is any obligation to be discharged (including any payment owed) as of the First Effective Time by either the Founder Shareholders or SPAC under any Sponsor Affiliate Agreement, such Sponsor Affiliate Agreement(s) will be terminated as of immediately following the discharge of such obligations. On and from the effectiveness of such terminations none of SPAC, the Founder Shareholders, or any of their respective Affiliates or Subsidiaries shall have any further rights, duties, liabilities or obligations under any of the Sponsor Affiliate Agreements and each of the Founder Shareholders and SPAC (for and on behalf of its Affiliates and Subsidiaries) hereby releases in full any and all claims with respect thereto with effect on and from the effectiveness of such terminations.

4.9            Additional Matters. Such Founder Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or SPAC may reasonably request for the purpose of effectively consummating the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of SPAC or the Cayman Act) which would prevent, impede or, in any material respect, delay or adversely affect the consummation of the Transactions.

4.10            Acquisition Proposals; Confidentiality. Such Founder Shareholder shall be bound by and comply with Section 6.3 (Acquisition Proposals and Alternative Transactions) and Section 10.14 (Confidentiality) of the Merger Agreement (and any relevant definitions contained in any such sections) as if (a) such Founder Shareholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to “SPAC” contained in Section 6.3 of the Merger Agreement and “Affiliates” contained in Section 10.14 of the Merger Agreement shall also refer to such Founder Shareholder.

4.11            Consent to Disclosure. Such Founder Shareholder consents to and authorizes the Company or SPAC, as applicable, to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Authority or applicable securities exchange, and any press release or other disclosure document that the Company or SPAC, as applicable, reasonably determines to be necessary or advisable in connection with the Transactions or any other transactions contemplated by the Merger Agreement or this Agreement, such Founder Shareholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of such Founder Shareholder’s commitments and obligations under this Agreement, and such Founder Shareholder acknowledges that the Company or SPAC may, in their sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange. Such Founder Shareholder shall promptly give the Company or SPAC, as applicable, any information that is in its possession that the Company or SPAC, as applicable, may reasonably request for the preparation of any such disclosure documents, and such Founder Shareholder agrees to promptly notify the Company and SPAC of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that such Founder Shareholder shall become aware that any such information shall have become false or misleading in any material respect.

4.12            Lock-Up Provisions.

(a)            Subject to the exceptions set forth herein, during the Lock-Up Period (as defined below), such Founder Shareholder agrees not to, without the prior written consent of the Company Board, Transfer any Locked-Up Securities held by it. The foregoing limitations shall remain in full force and effect for a period of six (6) months from and after the Closing (such period, the “Lock-Up Period”) with respect to all the Locked-Up Securities; provided that, if any Company Shareholder enters into or is or becomes subject to an agreement relating to the subject matter set forth in this Section 4.12 in connection with the Mergers on terms and conditions less restrictive than those agreed to herein (or such terms and conditions are subsequently relaxed including as a result of a modification, waiver or amendment), then such less restrictive terms and conditions shall, without further action of any of the parties hereto, automatically apply to each Founder Shareholder and any applicable sections of this Agreement shall be deemed amended accordingly. For purpose of this Section 4.12, “Locked-Up Securities” means any Company Ordinary Shares and Company Warrants that are held by each Founder Shareholder immediately after the First Effective Time and any Company Ordinary Shares acquired by such Founder Shareholder upon the conversion, exercise or exchange of the SPAC Warrants or Company Warrants.

(b)            The restrictions set forth in Section 4.12(a) (the “Lock-Up Restrictions”) shall not apply to:

(i)            in the case of an entity, Transfers to (A) any affiliate (as defined below) of such entity or any director, officer or employee of such affiliates, or their immediate family (as defined below), (B) any officer, director or employee of such entity, or their immediate family, (C) any shareholder, partner or member of such entity or its affiliates;

(ii)            in the case of Sponsor, to any investment fund or other entity controlled or managed by L Catterton Asia Advisors or any of its Affiliates;

(iii)            in the case of an individual, Transfers by gift to members of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such Person or to a charitable organization;

(iv)            in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of such individual;

(v)            in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

(vi)            in the case of an individual, Transfers to a partnership, limited liability company or other entity of which such individual and/or the immediate family of such individual is the legal and beneficial owner of all of the outstanding Equity Securities or similar interests;

(vii)            in the case of an entity, Transfers by virtue of the Laws of the state of such entity’s organization and such entity’s Organizational Documents upon dissolution of such entity;

(viii)            pledges of any Locked-Up Securities to a financial institution that create a mere security interest in such Locked-Up Securities pursuant to a bona fide loan or indebtedness transaction so long as such Founder Shareholder continues to control the exercise of the voting rights of such pledged Locked-Up Securities (as well as any foreclosures on such pledged Locked-Up Securities so long as the transferee in such foreclosure agrees to become a party to this Agreement and be bound by all obligations applicable to such Founder Shareholder, provided that such agreement shall only take effect in the event that the transferee takes possession of the Locked-Up Securities as a result of foreclosure);

(ix)            Transfers of any Company Ordinary Shares acquired as part of the PIPE Financing;

(x)            transactions relating to Company Ordinary Shares or other securities convertible into or exercisable or exchangeable for Company Ordinary Shares acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the applicable Lock-Up Period;

(xi)            the exercise of any options or warrants to purchase Company Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis);

(xii)            the establishment, at any time after the Closing, by the Company of a trading plan providing for the sale of Company Ordinary Shares that meets the requirements of Rule 10b5-1(c) under the Exchange Act (a “Trading Plan”); provided, however, that no sales of Locked-Up Securities, shall be made by such Founder Shareholder pursuant to such Trading Plan during the Lock-Up Period and no public announcement or filing is voluntarily made regarding such Trading Plan during the Lock-Up Period;

(xiii)            Transfers made in connection with a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities or other property subsequent to the Closing Date; and

(xiv)            transactions to satisfy any actual U.S. federal, state, or local income tax payment obligations of any Founder Shareholder (or its direct or indirect owners) directly resulting from such Founder Shareholder’s reporting position regarding the U.S. federal, state, or local income tax treatment of the Mergers;

provided, however, that in the case of clauses (i) through (viii), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement, agreeing to be bound by the Lock-Up Restrictions and shall have the same rights and benefits as a Founder Shareholder under this Agreement. For purposes of this paragraph, “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended, and “immediate family” means, as to a natural person, such individual’s spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendant (including by adoption) of any of the foregoing persons.

(c)            For the avoidance of doubt, such Founder Shareholder shall retain all of its rights as a shareholder of the Company during the Lock-Up Period, including the right to vote any Locked-Up Securities or receive any dividends or distributions thereon.

(d)            In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the Locked-Up Securities, are hereby authorized to decline to make any Transfer of securities if such Transfer would constitute a violation or breach of the Lock-Up Restrictions.

Article V
Additional Sponsor Agreements; Sponsor Share Forfeiture and Earn-Out

5.1            Sponsor Affiliate PIPE Financing and Lock-Up Release.

(a)            During the Interim Period, Sponsor shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain executed Subscription Agreements (the “Sponsor Affiliate Subscription Agreements”) from certain Affiliates of Sponsor as may be approved by the Company from time to time pursuant to which such Affiliates of Sponsor commit to participate in the PIPE Financing (the “Sponsor Affiliate PIPE Financing,” and cash proceeds that will be funded prior to, concurrently with, or immediately after, the Closing to the Company in connection with the Sponsor Affiliate PIPE Financing, the “Sponsor Affiliate PIPE Financing Proceeds”). Notwithstanding anything to the contrary herein, the forfeiture of Sponsor Forfeited Shares pursuant to Section 5.4 shall be the sole remedy for Sponsor’s breach of this Section 5.1(a).

(b)            Notwithstanding anything to the contrary herein, for every one dollar ($1.00) committed by Sponsor’s applicable Affiliates in any Sponsor Affiliate Subscription Agreements, one Company Warrant held by Sponsor immediately after the First Effective Time shall not be subject to the Lock-Up Restrictions specified in Section 4.12(a) (with any fractional Company Warrants rounded down to the nearest whole number).

5.2            Non-Redemption Agreements. At the request of the Company, Sponsor shall on the Closing Date Transfer to one or more SPAC Shareholders up to five percent (5%) of the Sponsor Shares (the “Bonus Shares”) (either directly or indirectly through Sponsor’s forfeiture of such Bonus Shares and SPAC’s subsequent issuance of the same amount of Bonus Shares to the applicable SPAC Shareholders) as consideration to induce such SPAC Shareholder to waive and agree not to elect to or otherwise exercise its SPAC Shareholder Redemption Right (including by having such SPAC Shareholder enter into, execute and deliver a non-redemption agreement) in connection with SPAC Shareholders’ approval of the Transaction Proposals or approval of both the Extension Proposal and the Transaction Proposals, as may be mutually determined by the Company and SPAC. Sponsor and the Company agree that the Transfer of the Bonus Shares shall be subject to the condition that the Transactions are consummated.

5.3            Business Collaboration. Following the Closing, Representatives of the Sponsor shall use commercially reasonable efforts to facilitate discussions between Representatives of the Company and Representatives of entities holding brands that may be approved by the Company from time to time (each of such entities, a “Cooperating Entity”), with respect to potential collaborations between the Company and a Cooperating Entity in connection with the following activities of the Company: (i) marketing, (ii) customer engagement, (iii) product development, (iv) retail space, and (v) technology infrastructure development. Notwithstanding anything to the contrary herein, the forfeiture of Sponsor Earn-Out Shares pursuant to Section 5.7(b) shall be the sole remedy for Sponsor’s breach of this Section 5.3.

5.4            Sponsor Forfeited Shares. Sponsor hereby agrees that, to the extent Sponsor or its Affiliates fail to obtain any Sponsor Affiliate Subscription Agreements during the Interim Period, then immediately prior to the Closing and prior to the SPAC Class B Conversion pursuant to the SPAC Charter, Sponsor shall surrender to SPAC for cancellation twenty percent (20%) of the Sponsor Shares (the “Sponsor Forfeited Shares”) (rounded down to the nearest whole share). For the avoidance of doubt, if Sponsor or any of its Affiliates obtain any Sponsor Affiliate Subscription Agreements, no forfeiture of the Sponsor Shares shall be required pursuant to this Section 5.4. Notwithstanding anything to the contrary herein, Sponsor may purchase additional securities in SPAC in the open market or from SPAC Shareholders following entry into the Merger Agreement, including in connection with any extension of the Business Combination Deadline, and any additional securities so purchased will not be included in the Sponsor Shares or subject to the restrictions or obligations in this Article V.

5.5            Sponsor Earn-Out Shares. Sponsor agrees that, immediately prior to the Closing, ten percent (10%) of the Sponsor Shares (the “Sponsor Earn-Out Shares”, rounded down to the nearest whole share) shall (a) first, pursuant to Section 2.3(a) of the Merger Agreement and in connection with the SPAC Class B Conversion, automatically convert to SPAC Class A Ordinary Shares which shall be unvested and be subject to the vesting and forfeiture provisions set forth in Section 5.7, and (b) second, pursuant to Section 2.3(c) of the Merger Agreement and by virtue of the Mergers, automatically convert to Company Class A Ordinary Shares and remain unvested and be subject to the vesting and forfeiture provisions set forth in Section 5.7. For the avoidance of doubt, the parties acknowledge that the remaining Sponsor Shares (after deducting the Sponsor Forfeited Shares and Sponsor Earn-Out Shares) will be fully vested as of the Closing and not subject to any of the restrictions set forth in Section 5.6 and Section 5.7.

5.6            Lock-Up of Sponsor Earn-Out Shares. Sponsor shall not Transfer any Sponsor Earn-Out Shares until the date on which such Sponsor Earn-Out Share vests pursuant to Section 5.7. Until each Sponsor Earn-Out Share vests, any certificate representing such Sponsor Earn-Out Share shall bear a legend referencing that such Sponsor Earn-Out Share is subject to forfeiture pursuant to the provisions of this Agreement, and the Company shall be authorized to instruct its transfer agent to implement appropriate stop transfer orders that will be applicable until such Sponsor Earn-Out Share vests. Notwithstanding anything to the contrary in this Agreement, the exceptions to the Lock-Up Restrictions in clauses (i) through (xiv) of Section 4.12(b) shall apply fully to this Section 5.6, so long as (1) such Transfer is in compliance with any applicable Securities Laws and (2) any transferee thereof enters into a written agreement, in a form reasonably acceptable to the Company, and agrees to be bound by the vesting and forfeiture provisions set forth in Section 5.7 and to receive the rights of a holder of the Sponsor Earn-Out Shares hereunder.

5.7            Vesting and Forfeiture of Sponsor Earn-Out Shares.

(a)            The Sponsor Earn-Out Shares shall fully vest (and shall not be subject to the restrictions and forfeiture provisions set forth in this Article V, including, for the avoidance of doubt, Section 5.6) upon the occurrence of the Triggering Event. For purposes of this Section 5.7(a), “Triggering Event” means the commencement or official announcement of any business collaborations facilitated by Sponsor or Sponsor’s Affiliates between the Company or its applicable Affiliates, on the one hand, and any Cooperating Entity, on the other hand (including, without limitation, in connection with product development, marketing, customer engagement, retail space, and technology infrastructure development).

(b)            To the extent the Triggering Event does not occur on or prior to the second (2nd) anniversary of the Closing Date (the “Earn-Out Period”), all Sponsor Earn-Out Shares (including any dividends or other distributions that may be received by Sponsor in respect of any Sponsor Earn-Out Share) shall immediately thereafter be forfeited to the Company and cancelled and Sponsor shall not have any rights with respect thereto. Any forfeiture of Company Ordinary Shares, and all references to forfeiture of Company Ordinary Shares, described in this Agreement shall take effect as a surrender of Company Ordinary Shares for no consideration as a matter of Cayman Islands law.

(c)            For the avoidance of doubt, any Company Ordinary Shares beneficially owned by Sponsor other than the Sponsor Earn-Out Shares, shall not be subject to the vesting and forfeiture provisions set forth in this Section 5.7.

5.8            Rights of Sponsor Earn-Out Shares. Notwithstanding anything set forth herein, prior to the date that a Sponsor Earn-Out Share is no longer subject to the vesting and forfeiture provisions set forth in Section 5.7, Sponsor will remain entitled to all of the other rights of a holder of Company Ordinary Shares, including to (i) exercise voting rights carried by any Sponsor Earn-Out Share and (ii) receive any dividends or other distributions in respect of any Sponsor Earn-Out Share, provided, however, any such dividends or other distributions are subject to the forfeiture provisions set forth in Section 5.7(b).

5.9            Voting Stock. The parties hereto agree and acknowledge that the Sponsor Earn-Out Shares are intended to constitute “voting stock” within the meaning of Section 368(a)(1) of the Code and the Treasury Regulations promulgated thereunder received by Sponsor in connection with the Mergers, and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise) such treatment.

5.10            Equitable Adjustment. If, during the period between Closing and prior to the expiration of the Earn-Out Period, the Company shall pay a dividend on Company Ordinary Shares by the issuance of additional Company Ordinary Shares, or effect a subdivision or combination or consolidation of the issued and outstanding Company Ordinary Shares (by reclassification or otherwise) into a greater or lesser number of Company Ordinary Shares, then in each such case, the number of Sponsor Earn-Out Shares shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of Company Ordinary Shares (including any other shares so reclassified as Company Ordinary Shares) issued and outstanding immediately after such event and the denominator of which is the number of Company Ordinary Shares that were issued and outstanding immediately prior to such event.

Article VI
General Provisions

6.1            Mutual Release.

(a)            Founder Shareholder Release. Each Founder Shareholder, on its own behalf and on behalf of each of its Affiliates (other than SPAC) and each of its and their successors, assigns and executors (each, a “Founder Shareholder Releasor”), effective as at the First Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Company, SPAC, their respective Subsidiaries and each of their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Founder Shareholder Releasee”), from (x) any and all obligations or duties the Company, SPAC or any of their respective Subsidiaries has prior to or as of the First Effective Time to such Founder Shareholder Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Founder Shareholder Releasor has prior to or as of the First Effective Time, against any Founder Shareholder Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the First Effective Time (except in the event of fraud on the part of a Founder Shareholder Releasee); provided, however, that nothing contained in this Section 6.1(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Merger Agreement, the other Transaction Documents or SPAC’s Organizational Documents, (ii) for indemnification or contribution, in any Founder Shareholder Releasor’s capacity as an officer or director of SPAC, (iii) arising under any then-existing insurance policy of SPAC, or (iv) for any claim for fraud.

(b)            Company Release. Each of the Company, SPAC and their respective Subsidiaries and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the First Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge each Founder Shareholder and its respective successors, assigns, heirs, executors, officers, directors, partners, members, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (x) any and all obligations or duties such Company Releasee has prior to or as of the First Effective Time to such Company Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the First Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 6.1(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Merger Agreement or the other Transaction Documents or (ii) for any claim for fraud.

6.2         Termination. This Agreement shall terminate upon the earlier of:

(a)             the Closing, provided, however, that upon such termination, (i) Section 4.3, Section 4.7, Section 4.9, this Section 6.2, Section 6.4, Section 6.7 and Section 6.8 shall survive indefinitely; and (ii) Section 4.12, and Section 6.3 shall survive until the date on which none of the Company, the Founder Shareholders or any holder of a Locked-Up Security (as defined below) has any rights or obligations hereunder;

(b)            the termination of the Merger Agreement in accordance with its terms; and

(c)            the written agreement of the Founder Shareholders, SPAC and the Company;

and upon a termination of this Agreement pursuant to Sections 6.2(b) or 6.2(c), no party shall have any liability hereunder other than for its actual fraud or willful and material breach of this Agreement prior to such termination.

6.3            Legends. The Company shall remove, and shall cause to be removed (including by causing its transfer agent to remove), any legends, marks, stop-transfer instructions or other similar notations pertaining to the lock-up arrangements herein from the certificates or the book-entries evidencing any Locked-Up Securities at the time any such share is no longer subject to the Lock-Up Restrictions (any such Locked-Up Security, a “Free Security”), and shall take all such actions (and shall cause to be taken all such actions) necessary or proper to cause the Free Securities to be consolidated under the CUSIP(s) and/or ISIN(s) applicable to the unrestricted Company Ordinary Shares or Company Warrants so that the Free Securities are in a like position. Any holder of a Locked-Up Security is an express third-party beneficiary of this Section 6.3 and entitled to enforce specifically the obligations of the Company set forth in this Section 6.3 directly against the Company.

6.4            Notice. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the Company and SPAC in accordance with Section 10.3 of the Merger Agreement and to each Founder Shareholder at its, his or her address set forth on Schedule A hereto (or at such other address or email address as a party may from time to time notify the other parties by like notice).

Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt); and (d) if sent by registered post, five (5) days after posting.

6.5            Entire Agreement; Amendment. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements, whether written or oral, that may have been made or entered into by or between the parties hereto or any of their respective Subsidiaries relating to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

6.6            Assignment. Other than in connection with the Transfer of any Subject Shares or Locked-Up Securities in accordance with the terms of this Agreement, which shall not be deemed to be an assignment of this Agreement or the rights or obligations hereunder, no party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

6.7            Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of another jurisdiction.

6.8            Consent to Jurisdiction; Waiver of Trial by Jury. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK COUNTY, STATE OF NEW YORK (OR ANY APPELLATE COURTS THEREFROM) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY ANY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.4 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.8.

6.9            Enforcement. The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under any of the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 6.2, this being in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

6.10            Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. This Agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentences.

6.11            Miscellaneous. The provisions of Section 1.2 of the Merger Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

L Catterton Asia Acquisition Corp

By:	/s/ Chinta Bhagat
	Name:	Chinta Bhagat
	Title:	Co-Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

Lotus Technology Inc.

By:	/s/ FENG Qingfeng
	Name:	FENG Qingfeng
	Title:	Director

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

LCA Acquisition Sponsor, LP
By:	LCA Acquisition Sponsor GP Limited, its general partner

By:	/s/ James Steinthal
	Name:	James Steinthal
	Title:	Director

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

SANFORD MARTIN LITVACK

By:	/s/ Sanford Martin Litvack
	Name:	Sanford Martin Litvack
	Title:	Director

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

frank n. newman

By:	/s/ Frank N. Newman
	Name:	Frank N. Newman
	Title:	Director

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

anish melwani

By:	/s/ Anish Melwani
	Name:	Anish Melwani
	Title:	Director

[Signature Page to Sponsor Support Agreement]

SCHEDULE A

Name of Founder Shareholder	Number of SPAC Class B Shares	Number of SPAC Warrants	Address for Notice
Sponsor	7,087,718	5,486,784	8 Marina View, Asia Square Tower 1#41-03, Singapore
Sanford Martin Litvack	25,000	-
Frank N. Newman	25,000	-
Anish Melwani	25,000	-

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, that are based on beliefs and assumptions and on information currently available to Lotus Technology Inc. (“Lotus Tech”) and L Catterton Asia Acquisition Corp (“LCAA”). All statements other than statements of historical fact contained in this document are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LCAA and its management, and Lotus Tech and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination between LCAA, Lotus Tech and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against LCAA, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by LCAA public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LCAA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and Lotus Tech’s international operations; (10) the possibility that Lotus Tech or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Lotus Tech’s estimates of expenses and profitability; (12) Lotus Tech’s ability to maintain agreements or partnerships with its strategic partner Geely and to develop new agreements or partnerships; (13) Lotus Tech’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) Lotus Tech’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) Lotus Tech’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of Lotus Tech’s vehicles and Lotus Tech’s reliance on a limited number of vehicle models to generate revenues; (17) Lotus Tech’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Lotus Tech’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) Lotus Tech’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Lotus Tech by its partners in order for Lotus Tech to be able to increase its vehicle production capacities; (21) risks related to Lotus Tech’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Lotus Tech’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on LCAA, Lotus Tech, Lotus Tech’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in LCAA’s final prospectus relating to its initial public offering (File No. 333-253334) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2021, and other documents filed, or to be filed, with the SEC by LCAA or Lotus Tech, including a registration statement on Form F-4 to be filed containing a preliminary proxy statement of LCAA and a preliminary prospectus (the “Registration/Proxy Statement”). There may be additional risks that neither LCAA nor Lotus Tech presently know or that LCAA or Lotus Tech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved in any specified time frame, or at all, or that any of the contemplated results of such forward-looking statements will be achieved in any specified time frame, or at all. The forward-looking statements in this document represent the views of LCAA and Lotus Tech as of the date they are made. While LCAA and Lotus Tech may update these forward-looking statements in the future, LCAA and Lotus Tech specifically disclaim any obligation to do so, except to the extent required by applicable law. You should not place undue reliance on forward-looking statements.

Additional Information

In connection with the proposed Business Combination, (i) Lotus Tech is expected to file the Registration/Proxy Statement with the SEC, and (ii) LCAA is expected to file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its shareholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of LCAA shareholders to be held to approve the proposed Business Combination. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

Before making any voting or other investment decisions, securityholders of LCAA and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about LCAA, Lotus Tech and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to shareholders of LCAA as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

LCAA and Lotus Tech, and certain of their directors and executive officers, may be deemed participants in the solicitation of proxies from LCAA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in LCAA is set forth in LCAA’s filings with the SEC (including LCAA’s final prospectus related to its initial public offering (File No. 333-253334) declared effective by the SEC on March 10, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo. Additional information regarding the interests of such participants and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the proposed Business Combination will be contained in the Registration/Proxy Statement for the proposed Business Combination when available.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of LCAA or Lotus Tech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.